Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
ICL Group Ltd:

We consent to the incorporation by reference in the registration statement (No. 333-205518) on Form S-8 of ICL Group Ltd. (“the Company”) of our report dated March 1, 2021, with respect to the consolidated statements of financial position of the Company as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2020, which report appears in the December 31, 2020 annual report on Form 20-F of the Company.

/s/ Somekh Chaikin

Somekh Chaikin
Member Firm of KPMG International
Tel Aviv, Israel
March 1, 2021